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SECURI **05038176** SION

Washington

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 53268

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/04__ AND ENDING __12/31/04__

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HA&W Strategic Partners, LLC**

> OFFICIAL USE ONLY
>
> FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Glenridge Highlands Two, 5565 Glenridge Connector Suite 200

(No. and Street)

Atlanta   **GA**   **30342**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nick Bhandari   **404-898-8246**

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP

(Name - if individual, state last, first, middle name)

7900 Xerxes Avenue South, Suite 2400, Minneapolis, MN 55431

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

---

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Nick Bhandari__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __HA&W Strategic Partners, LLC__ , as of __December 31__ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

__MANAGING DIRECTOR__
Title

Lisa M. Tolbert
Notary Public

[Notary seal: LISA M. TOLBERT, NOTARY, EXPIRES GEORGIA APRIL 15, 2007, PUBLIC HENRY COUNTY]

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXXXXXXXX~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



HA&W STRATEGIC PARTNERS, LLC

Atlanta, Georgia

December 31, 2004 and 2003

FINANCIAL STATEMENTS

Including Independent Auditors' Report

HA&W STRATEGIC PARTNERS, LLC

TABLE OF CONTENTS

Independent Auditors' Report   1

Financial Statements

Statements of Financial Condition   2

Statements of Operations   3

Statements of Member's Equity   4

Statements of Cash Flows   5

Notes to Financial Statements   6

Supplemental Information

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the
    Securities and Exchange Commission   7

Independent Auditors' Supplementary Report on Internal Accounting Control   8 - 9



VirchowKrause
&company

INDEPENDENT AUDITORS' REPORT

Board of Governors
HA&W Strategic Partners, LLC
Atlanta, Georgia

We have audited the accompanying statements of financial condition of HA&W Strategic Partners, LLC (a wholly owned subsidiary of HA&W Capital Partners, LLC) as of December 31, 2004 and 2003, and the related statements of operations, member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HA&W Strategic Partners, LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause + Company, LLP

Minneapolis, Minnesota
February 22, 2005

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

HA&W STRATEGIC PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

ASSETS

	2004	2003
CASH	$ 25,769	$ 35,855
COMMISSIONS RECEIVABLE	13,448	5,402
TOTAL ASSETS	$ 39,217	$ 41,257

LIABILITIES AND MEMBER'S EQUITY

	2004	2003
LIABILITIES	$ -	$ -
MEMBER'S EQUITY	39,217	41,257
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 39,217	$ 41,257

See accompanying notes to financial statements.

HA&W STRATEGIC PARTNERS, LLC

STATEMENTS OF OPERATIONS
Years Ended December 31, 2004 and 2003

	2004	2003
REVENUES	$ 121,492	$ 47,187
EXPENSES	37,908	10,622
NET INCOME	$ 83,584	$ 36,565

See accompanying notes to financial statements.

HA&W STRATEGIC PARTNERS, LLC

STATEMENTS OF MEMBER'S EQUITY
Years Ended December 31, 2004 and 2003

BALANCES, December 31, 2002	$	54,692
Distributions to member		(50,000)
2003 net income		36,565
BALANCES, December 31, 2003		41,257
Distributions to member		(85,624)
2004 net income		83,584
BALANCES, December 31, 2004	$	39,217

See accompanying notes to financial statements.

HA&W STRATEGIC PARTNERS, LLC

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 83,584	$ 36,565
Adjustments to reconcile net income to net cash flows from operating activities:		
Changes in operating assets and liabilities		
Commissions receivable	(8,046)	(1,157)
Net Cash Flows from Operating Activities	75,538	35,408
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member	(85,624)	(50,000)
Net Cash Flows from Financing Activities	(85,624)	(50,000)
Net Change in Cash	(10,086)	(14,592)
CASH - Beginning of Year	35,855	50,447
CASH - END OF YEAR	$ 25,769	$ 35,855

See accompanying notes to financial statements.

HA&W STRATEGIC PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

HA&W Strategic Partners, LLC (the Company) was organized in Georgia as a limited liability company on August 15, 1999. The Company offers money management services to the public. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers.

Commissions Receivable

Commissions receivable are unsecured and no allowance for doubtful accounts is considered necessary by management at December 31, 2004 and 2003.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. The member's allocable share of the Company's taxable income or loss is taxed on the member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2004 and 2003, the Company had net capital of $39,217 and $41,257 which was $34,217 and $36,257 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1 for the years ended December 31, 2004 and 2003.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2004 amended FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(1) exemption.

HA&W STRATEGIC PARTNERS, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2004

COMPUTATION OF NET CAPITAL

Total member's equity	$ 39,217
Total non-allowable assets	-
Net capital before haircuts on securities positions	39,217
Haircuts on securities positions	-
Net capital	$ 39,217

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ -

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 34,217
Excess net capital at 1,000 percent	$ 39,217
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II Amended FOCUS report, Form X-17a-5 (unaudited) as of December 31, 2004	$ 39,217
Net audit adjustments	-
Net capital per above	$ 39,217



VirchowKrause
&company

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

Board of Governors
HA&W Strategic Partners, LLC
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedule of HA&W Strategic Partners, LLC (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

Page 8

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 22, 2005